Exhibit 99.20

Loncor Resources Inc.

PRESS RELEASE

LONCOR INTERSECTS 7.19 METRES GRADING 64 G/T AU AND 10.86 METRES GRADING 5.14 G/T AU AT ITS MAKAPELA GOLD PROSPECT

Results also include best drill hole to date at the Yindi Gold Prospect, including 18.98 metres grading 3.66 g/t Au

Toronto, Canada – January 6, 2011 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN") is pleased to announce results for a further three drill holes at the Company’s Makapela prospect, and one additional drill hole at its Yindi prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the “DRC”).

Exploration at Makapela is focusing on a quartz vein system being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres.   Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.  The smaller Bamako pit is located on a separate soil anomaly to the south with a strike of 1.5 kilometres; the Company believes that the Bamako pit is probably exploiting the same vein system which has been displaced by faulting.

The principal, subvertical quartz vein is 3 to 6 metres in true thickness and is located at the contact between basic lavas and a sequence of tuffs and lavas which appear to be more intermediate in composition.  Thin units of banded iron formation locally occur immediately above or below the quartz vein.  It is possible that the vein represents a remobilized, metamorphosed siliceous exhalite unit.

Five drill holes have been completed at Makapela and all holes intersected the quartz vein at vertical depths of between 26 metres and 77 metres below surface.  The holes were inclined at between minus 50 degrees and minus 77 degrees, and averaged 123 metres in depth with a maximum downhole depth of 173 metres.  Core recovery averaged 92% within the mineralized vein.

Results for the first two holes at Makapela were reported in the Company’s press release of December 21, 2010.  Standard fire assay results for all five holes are shown in the table below. The high grade intersection in NMDD005 (7.19 metres grading 64.0 g/t Au) contained significant amounts of visible gold, and the samples from this intersection were therefore re-run using the screen fire assay technique to reduce possible nugget effects due to coarse gold.  The screen fire assays show a very good correlation with the standard fire assay results, averaging 7.19 metres grading 62.90 g/t Au.

						Mineralization
Hole	Location	Northing UTM	Easting UTM	Azimuth	Inclination	From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au**
NMDD001*	Main Pit	217739	551895	110 º	-50 º	105.70	109.78	4.08	3.10	15.2
NMDD002*	North Pit	218190	552067	110 º	-50 º	60.14	66.90	6.76	4.30	7.01
NMDD003	Sele Sele Pit	219730	552451	110 º	-60 º	30.37	41.23	10.86	5.90	5.14
NMDD004	Sele Sele Pit	219730	552451	110 º	-77 º	58.67	81.10	22.43	5.00	2.88
NMDD005	North pit	218190	552067	110 º	-67 º	84.25	91.44	7.19	4.30	64.0
  *Previously reported
**Assay results reported are uncut

A locality plan of the Makapela prospect area with the drill holes referenced in this press release can be viewed on the Company's web site at: http://www.loncor.com/i/pdf/2011-01-06_NRM.pdf.

At Yindi, where the Company is investigating gold mineralization hosted by sulphidized and quartz-veined banded iron formation (BIF) and schistose metasediments and tuffs, the following assay results were received for drill hole NYDD008:

						Mineralization
Hole	Location	Northing UTM	Easting UTM	Azimuth	Inclination	From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NYDD008	Yindi Main Zone	174463	574053	050 º	-50 º	67.15	79.00	11.85	10.26	1.54
						108.02	127.00	18.98	16.45	3.66
*Assay results reported are uncut

Commenting on the latest drilling results from Ngayu, Peter Cowley, President and C.E.O. of the Company, said: “The drilling results at Makapela continue to be encouraging with the final hole of last year intersecting “bonanza grades”. These drilling results, together with the surface channel samples and a 3.0 kilometre soil geochemical anomaly linking the four currently known artisanal sites, indicate the potential for a sizeable mineral resource at Makapela. The goal of our drilling campaign at Makapela for 2011 is to demonstrate continuity along strike and at depth and to begin delineating the mineral resource.

“We are also pleased with the latest drill hole at our Yindi prospect, which is the best hole drilled to date there in terms of width and grade.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania.  The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns.  Gold analyses were carried out on 50 g aliquots by fire assay. The samples from NMDD005 were also analyzed by the screen fire assay method, with 300 g to 500 g of pulverized powder sieved at 75 microns, and separate fire assays carried out on the oversize and undersize fractions. The gold values are uncut.  Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified  (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.